NUVEEN GLOBAL CITIES REIT, INC.

730 Third Avenue, 3rd Floor

New York, NY 10017

July 15, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, DC 20549

Re:	Nuveen Global Cities REIT, Inc.

Form 10-K for the year ended December 31, 2021

File No.: 000-56273

Dated Filed: April 1, 2022

Dear Sir or Madam:

This letter sets forth the response of Nuveen Global Cities REIT, Inc. (the “Company”) to the correspondence from the Securities and Exchange Commission (“SEC”) dated June 30, 2022 regarding the Company’s Form 10-K for the year ended December 31, 2021, which was filed with the SEC on April 1, 2022. The SEC’s comment is below, followed by the Company’s responses thereto.

Comment:

Form 10-K for the year ended December 31, 2021

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchase of Equity Securities.

Net Asset Value, page 67

1.	Please address the following with respect to your net asset value disclosure:

•	Expand your disclosure to include a discussion of the methodologies used to calculate net asset value.

•

Tell us whether your calculation of property fair value includes any other material assumptions (e.g. revenue or expense growth rates) and tell us what consideration you gave providing disclosure about these assumptions (including sensitivity analyses).

Response: In future filings on this topic, beginning with the Company’s Form 10-Q for the quarter ended June 30, 2022, the Company undertakes to add the disclosure regarding its net asset value attached to this letter in Exhibit A.

The Company respectfully asserts that, in the Company’s experience, the income approach is the most common methodology used in real estate valuation for income producing properties. Additionally, the income approach is the primary method of valuation utilized by our independent valuation advisor. Within that methodology, discount rate and terminal capitalization rate are the two material assumptions. The other assumptions/inputs into an income approach do not have as significant an impact on the value estimate as the discount rate and terminal capitalization rate.

The discount rate reflects the market expected rate of return and is used to determine the market value of an investment based on expected cash flows. This rate incorporates the risk of many cash flow assumptions, such as growth rates, weighted average lease term, holding period, absorption timing and others. Since the determination of the discount rate reflects the risk of these additional cash flow assumptions, the Company considers the discount rate to be the most significant assumption to disclose. Additionally, the discount rate is the most common metric used across multiple property types. Since it is the most common metric, the Company believes that the disclosure of other assumptions would be less meaningful, especially when comparing across various property types. The discount rate is also a very common metric used by a variety of investors, and The National Council of Real Estate Investment Fiduciaries (NCREIF), the preeminent provider of benchmark statistics and property valuation metrics for institutional investors, tracks discount rate/rate of return as a key metric for monitoring property level performance.

The Company also believes that terminal capitalization rate is also one of the most significant assumption in determining residual value within the income approach. As the residual value is a major component of expected cash flows, the Company has determined that the terminal capitalization rate is a significant assumption to disclose.

In summary, the Company believes that its current level of disclosure is appropriate and consistent with guidance from the Company’s independent valuation advisor and industry groups.

Please contact me if you should need additional information or should have questions.

Sincerely,

Nuveen Global Cities REIT, Inc.

By:	/s/ James E. Sinople
James E. Sinople
Chief Financial Officer and Treasurer

cc: Jason W. Goode, Alston & Bird LLP

Nuveen Global Cities REIT, Inc.

Exhibit A

Our board of directors, including a majority of our independent directors, has adopted valuation guidelines that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. The overarching principle of these guidelines is to produce a valuation that represents a fair and accurate estimate of the value of our investments or the price that would be received for our investments in an arm’s-length transaction between market participants, less our liabilities. These valuation guidelines are largely based upon standard industry practices used by private, open-end real estate funds and are administered by the Advisor.

Our board of directors monitors compliance with our valuation guidelines on an ongoing basis. The calculation of our NAV is intended to be a calculation of fair value of our assets less our outstanding liabilities and may differ from our financial statements. In accordance with the valuation guidelines, our fund administrator calculates our NAV per share for each class of our common stock as of the last calendar day of each month, using a process that reflects several components, including the estimated fair value of (1) each of our properties based upon individual appraisal reports provided periodically by third-party independent valuation firms and reviewed by our independent valuation advisor, (2) our real estate-related assets for which third-party market quotes are available, (3) our other real estate-related assets, if any, and (4) our other assets and liabilities. The NAV per share for our share classes may differ because stockholder servicing fees allocable to a specific class of shares are only included in the NAV calculation for that class and the advisory fee allocable to the Class N shares differs from the advisory fee allocable to the other share classes.

As a public company, we are required to issue financial statements based on historical cost in accordance with GAAP, which are subject to an independent audit. To calculate our NAV for purposes of establishing a purchase and repurchase price for our shares, we have adopted a model that adjusts the value of our assets from historical cost to fair value in accordance with the GAAP principles set forth in FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures. However, our valuation procedures and our NAV are not subject to independent audit. Our NAV may differ from equity reflected on our audited financial statements, even if we are required to adopt a fair value basis of accounting for GAAP financial statement purposes in the future. Because these fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, the calculated fair value of our assets may differ from their actual realizable value or future fair value. Furthermore, no rule or regulation requires that we calculate NAV in a certain way. While we believe our NAV calculation methodologies are consistent with standard industry principles, there is no established practice among public REITs, whether listed or not, for calculating NAV in order to establish a purchase and repurchase price. As a result, other public REITs may use different methodologies or assumptions to determine NAV.

One fundamental element of the valuation process, the valuation of our real properties, is managed by our independent valuation advisor, SitusAMC Real Estate Valuation Services, LLC (“SitusAMC”), a valuation firm selected by the Advisor and approved by our board of directors, including a majority of our independent directors. SitusAMC also values the mortgages underlying our properties and our investments in debt backed principally by real estate. The compensation we pay to our independent valuation advisor is based on the number of real properties and mortgages we own and the number of mortgages underlying our properties and is not based on the estimated values of these investments and mortgages. The Advisor, with the approval of our board of directors, including a majority of our independent directors, may engage additional independent valuation advisors in the future as our portfolio grows and diversifies globally. While our independent valuation advisor is responsible for providing the valuations described above, our independent valuation advisor is not responsible for, and does not calculate, our NAV. The Advisor is ultimately responsible for the determination of our NAV.

At the beginning of each calendar year, the Advisor develops a valuation plan with the objective of having each of our wholly owned properties valued each quarter by an appraisal, except for newly acquired properties as described below. Our independent valuation advisor relies in part on property-level information provided by the Advisor, including (1) historical and projected operating revenues and expenses of the property, (2) lease agreements with respect to the property and (3) information regarding recent or planned capital expenditures. Appraisals are performed in accordance with the Code of Professional Ethics of the Appraisal Institute and the Uniform Standards of Professional Appraisal Practices of The Appraisal Foundation, or the similar industry standards for the country where the property appraisal is conducted. Each appraisal must be reviewed, approved and signed by an individual with the professional designation of MAI (Member of the Appraisal Institute) or similar designation or, for international appraisals, a public or other certified expert for real estate valuations. Our independent valuation advisor generally performs the appraisals, but in its discretion, may engage other independent valuation firms to provide appraisals of certain of our properties. Any appraisal provided by a firm other than our independent valuation advisor is performed in accordance with our valuation guidelines and is not incorporated into the calculation of our NAV until our independent valuation advisor has confirmed the reasonableness of such appraisal.

Wholly owned properties and joint ventures may be valued more frequently than quarterly under certain circumstances. If, in the opinion of the Advisor an event becomes known to the Advisor (including through communication with our independent valuation advisor) that is likely to have any material impact on previously provided estimated values of the affected properties, the Advisor will notify our independent valuation advisor. If in the opinion of our independent valuation advisor, such event is likely to have an impact on a previously provided value of the affected properties, our independent valuation advisor will recommend intra-quarter valuation adjustments that will be incorporated into our NAV calculation. For example, an unexpected termination or renewal of a material lease, a material change in vacancies, an unanticipated structural or environmental event at a property or capital market events may cause the value of a wholly owned property to change materially. Once the independent valuation advisor has communicated the adjusted estimate of property value to the Advisor, the Advisor will cause such adjusted value to be included in our monthly NAV calculation. Any such adjustments will be estimates of the market impact of material events to the appraised value of the property, based on assumptions and judgments that may or may not prove to be correct and may also be based on limited information readily available at that time. In general, we expect that any estimates of value or interim appraisals will be performed as soon as possible after a determination by the Advisor that a material change has occurred and the financial effects of such change are quantifiable by the independent valuation advisor. However, rapidly changing market conditions or material events may not be immediately reflected in our NAV. The resulting potential disparity in our NAV may inure to the benefit of stockholders whose shares are repurchased or new purchasers of our common stock, depending on whether our published NAV per share for such class is overstated or understated.

In accordance with the valuation guidelines, our fund administrator calculates our NAV per share for each class of our common stock as of the last calendar day of each month, using a process that reflects several components (each as described above), including the estimated fair value of (1) each of our properties based upon individual appraisal reports provided periodically by third-party independent valuation firms and reviewed by our independent valuation advisor, (2) our real estate-related assets for which third-party market quotes are available, (3) our other real estate-related assets, if any, and (4) our other assets and liabilities. The NAV per share for our share classes may differ because stockholder servicing fees allocable to a specific class of shares are only included in the NAV calculation for that class and the advisory fee allocable to the Class N shares differs from the advisory fee allocable to the other share classes.

At the end of each month, before taking into consideration additional issuances of shares of capital stock, share repurchases or class-specific expense accruals for that month, any change in our aggregate NAV (whether an increase or decrease) is allocated among each class of shares based on each class’s relative percentage of the previous aggregate NAV plus issuances of shares that were effective on the first calendar day of such month. The NAV calculation is available generally within 15 calendar days after the end of the applicable month. Changes in our monthly NAV include, without limitation, accruals of our net portfolio income, interest expense, the advisory fee, distributions, unrealized/realized gains and losses on assets, any applicable organization and offering costs and any expense reimbursements. Changes in our monthly NAV also includes material non-recurring events, such as capital expenditures and material property acquisitions and dispositions occurring during the month. On an ongoing basis, the Advisor will adjust the accruals to reflect actual operating results and the outstanding receivable, payable and other account balances resulting from the accumulation of monthly accruals for which financial information is available.

We reimburse the Advisor for any organization and offering expenses that it incurs on our behalf as and when incurred. These expenses include legal, accounting, printing, mailing and filing fees and expenses, due diligence expenses of participating broker-dealers supported by detailed and itemized invoices, costs in connection with preparing sales materials, design and website expenses, fees and expenses of our transfer agent, fees to attend retail seminars sponsored by participating broker-dealers and reimbursements for customary travel, lodging, and meals, but exclude upfront selling commissions, dealer manager fees and stockholder servicing fees. After the termination of each public offering, the Advisor has agreed to reimburse us to the extent that the organization and offering expenses that we incur with respect to that offering exceed 15% of the gross proceeds from such offering. In connection with our initial public offering, the Advisor advanced $4.6 million of our organization and offering expenses on our behalf from our inception through December 2018. We will reimburse the Advisor for these organization and offering expenses ratably over the 60 months following the earlier of the date our NAV first reaches $1 billion or January 31, 2023. Such expenses will not be deducted from our NAV until they are payable to the Advisor.

Following the aggregation of the net asset values of our investments, the addition of any other assets (such as cash on hand) and the deduction of any other liabilities, our fund administrator incorporates any class-specific adjustments to our NAV, including additional issuances and repurchases of our common stock and accruals of class-specific stockholder servicing fees and advisory fees. For each applicable class of shares, each of the stockholder servicing fee and the advisory fee is calculated as a percentage of the aggregate NAV for such class of shares. The declaration of distributions reduces the NAV for each class of our common stock in an amount equal to the accrual of our liability to pay any such distribution to our stockholders of record of each class. NAV per share for each class is calculated by dividing such class’s NAV at the end of each month by the number of shares outstanding for that class at the end of such month.